July 23, 2019

Paul DiPerna
Chief Executive Officer
Modular Medical, Inc.
800 West Valley Parkway, Suite 203
Escondido, California 92025

       Re: Modular Medical, Inc.
           Registration Statement on Form S-1
           Filed June 27, 2019
           File No. 333-232377

Dear Mr. DiPerna:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed June 27, 2019

Cover Page

1. Please disclose the fixed price at which the securities will be sold in this offering. See
       Item 501(b)(3) of Regulation S-K. Depending on your responses to the other comments in this letter, you may disclose, if true, that the selling shareholders will sell at the disclosed fixed price per share until your shares are quoted on the OTC Bulletin Board or in the
       OTCQX or OTCQB marketplace of OTC Link and thereafter at prevailing market prices or in privately negotiated transactions. Please also make corresponding changes elsewhere in the prospectus.
2. Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).
 Paul DiPerna
Modular Medical, Inc.
July 23, 2019
Page 2
Prospectus Summary, page 2

3. Please explain clearly each material step you must take to reach commercialization of your technology to address the markets mentioned on page 26. Include the material hurdles before you are able to address these markets. If such detail is not appropriate for your prospectus summary, carefully consider the information that is the most significant, and briefly highlight that information in the summary and include more detailed disclosure elsewhere in your prospectus.
The Company, page 2

4. Please expand the disclosure in the third paragraph of this section to disclose the regulatory status of your insulin pump. Also, tell us whether the "substantial feedback"
         mentioned on page 2 has revealed any material disadvantages of your insulin pump.
The Private Placement Transactions, page 2

5. Please reconcile the number of shares purchased for cash in the 2017 placement as disclosed here and on page F-10. Also, if some of the selling shareholders did not pay cash for the offered securities, please disclose the number of shares exchanged for new shares and when the exchanged shares were "previously canceled"; include appropriate disclosure regarding the exchange in your "Selling Shareholders" section regarding each selling shareholder who did not pay cash.
Corporate History and Background, page 3

6. Please provide us your analysis of whether you are an "emerging growth company" as defined in Section 2 of the Securities Act.
Risk Factors, page 4

7. Please include appropriate risk factors regarding (1) the conclusions of your CEO and
         CFO related to the effectiveness of your controls and procedures and
(2) the extent of your
         board of directors' ability to adopt any recapitalization by effecting a forward or reverse split of the outstanding shares of your common stock without shareholder approval. We note your Article IX of exhibit 3.1.
8. We note your disclosure on page 23 regarding your Board of Directors being elected annually. Please show us how you comply with Regulation 14A or 14C, as appropriate, in
FirstName LastNamePaul DiPerna action. Also clarify whether shareholders have the ability to connection with shareholder
Comapany NameModular Medical, Inc.
       vote on the directors appointed under the agreement mentioned on page
34. Include any
July 23, 2019 Pagerisk factors.
       appropriate 2
FirstName LastName
 Paul DiPerna
FirstName LastNamePaul DiPerna
Modular Medical, Inc.
Comapany NameModular Medical, Inc.
July 23, 2019
July 23, 2019 Page 3
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FirstName LastName
Any failure to attract and retain skilled directors, executives, employees and consultants, page 7

9. We note your disclosure on page 33 that Mr. DiPerna is the manager of one entity and the chief executive officer of another entity. Please add a risk factor to highlight, if appropriate, the amount of time Mr. DiPerna may work on your business and any conflicts. Also, please tell us why the disclosure on page 33 does not address the activity mentioned at the end of schedule 1.1 of exhibit 10.4.
We will need to outsource and rely on third parties, page 7

10. Please expand the appropriate section to disclose the material termination provisions of your agreements mentioned in the third sentence of the second paragraph of this risk factor. Also, provide us your analysis of whether you must file any of the agreements as exhibits to your registration statement.
Selling Shareholders, page 16

11. We note your disclosure indicating that footnotes would contain any exceptions to your statements in the last sentence of the first paragraph. Please ensure that the footnotes that you mention describe the exceptions.
Our Solution, page 27

12. Please disclose the basis, to the extent material, for your belief that your "proposed insulin pump will be the simplest and least expensive product on the market and the easiest for physicians to prescribe for diabetes patients" in view of the status of your product mentioned in the fourth paragraph on page 27. Also, if claims regarding safety can be made only after the FDA has not cleared a product for sale, please tell us why you believe it is appropriate to make claims regarding safety like you do on page
27.
Government Regulation, page 28

13. We note your disclosure regarding your intended consumers in the last sentence on page
         27. Please tell us why this section does not address the regulatory process of relevant foreign authorities.
14. We note your disclosure that you anticipate that your proposed product will require the
         PMA approval process. Please more fully disclose the nature of that process; include, as applicable, the investigational device exemption process, and, if needed, whether you have received the exemption. Also disclose the duration of the PMA process, and clarify the nature of the "more rigorous examination" that you mention in the first sentence on page
         29.
 Paul DiPerna
FirstName LastNamePaul DiPerna
Modular Medical, Inc.
Comapany NameModular Medical, Inc.
July 23, 2019
July 23, 2019 Page 4
Page 4
FirstName LastName
Operating Expenses, page 30

15. Please clarify the nature of the consulting services mentioned in the second sentence of this section. Also, clarify what you mean by the phrase "increasing outside expenses."
Management, page 33

16. If you elect to highlight achievements related to the companies that you mention, please ensure that your disclosure is balanced. For example, did the companies incur material losses?
17. Please provide the disclosure required by Item 401(e)(1) of Regulation S-K regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that
         Messrs. DiPerna, Burns and Frank should serve as directors. Involvement in Legal Proceedings, page 34

18. We note the reference to the "disclosure with regard to Mr. Burns;" however, the disclosure appears to be missing. Please advise or revise.
The DiPerna Employment Agreement and Related Agreements, page 35

19. Please disclose the post-termination compensation provision mentioned in section 5(c) of exhibit 10.4 and the change of control compensation mentioned in section 6 of that
         exhibit. Also, file as exhibits to your registration statement the agreements mentioned in the last sentence of this section.
Composition of the Board, page 35

20. Please describe the effect of section 3.03 of exhibit 3.2 to your registration statement.
Executive Compensation, page 37

21. Please reconcile your disclosure in the table on page 38 about the salary of $30,000 and all other compensation of $105,000 for the fiscal year ended March 31, 2018 with your disclosure in footnote (1) on page 38 that Mr. Diperna was named CEO on July 24, 2017 at an annual salary base of $180,000. Also, clarify how the option grant mentioned in the first paragraph on page 39 is reflected in the first table on page 38, and note the disclosure required by the Instructions to Regulation S-K Item 402(c)(2)(v) and
(vi) or Item
         402(n)(2)(v) and (n)(2)(vi), as appropriate.
Related Party Transactions, page 40

22. We note your reference to $120,000 in the first paragraph. Please revise given the threshold in Regulation S-K Item 404(d)(1). Also, provide disclosure that addresses the entire time period mentioned in Instruction 1 to Item 404.
 Paul DiPerna
FirstName LastNamePaul DiPerna
Modular Medical, Inc.
Comapany NameModular Medical, Inc.
July 23, 2019
July 23, 2019 Page 5
Page 5
FirstName LastName

Consolidated Statements of Stockholders' Equity, page F-4

23. Please revise the penultimate caption of the table to correctly indicate that the net loss is for the fiscal year ended March 31, 2019, rather than for the quarter ended March 31,
         2019.
Note 1 - Organization and Summary of Significant Accounting Policies
Earnings Per Share ("EPS"), page F-9

24. Revise this note and your Consolidated Statement of Operations on page F-3 to present your earnings per share to the nearest cent, so as not to imply more precision than exists.
25. Revise to disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to ASC 260-10-50-1(c).
Note 5 - Stockholders' Equity
Stock Options, page F-11

26. Please revise to disclose the method used to estimate the fair value of the equity instruments granted during the period to both employees and consultants, as well as the underlying basis for the assumptions used. Refer to ASC 718-10-50-2(f) and 505-50-50-
         1. In addition, as applicable, revise to provide the disclosures required by ASC 718-10-50-
         2(c) through (e).
27. You disclose on page F-12 that options issued to consultants were valued at $682,240 and was accrued monthly in research and development expenses for the year ended March 31,
         2019. However, we note from your statement of cash flows that total stock-based compensation expense for fiscal year 2019 was $532,108. Please revise to clarify this discrepancy and to disclose the method used for measuring compensation cost from share-
         based payment arrangements.
Signatures, page 48

28. Please clarify below the second paragraph of text that Form S-1 requires on the Signatures page who signed your document in the capacity of principal accounting officer or controller.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Paul DiPerna
Modular Medical, Inc.
July 23, 2019
Page 6

       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul DiPerna
                                                         Division of
Corporation Finance
Comapany NameModular Medical, Inc.
                                                         Office of Electronics
and Machinery
July 23, 2019 Page 6
cc:       Lawrence G. Nusbaum, Esq.
FirstName LastName